April 10, 2008

Mr. David R. Humphrey

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	R.R. Donnelley & Sons Company

Form 10-K for the year ended December 31, 2007

Commission File Number: 001-4694

Dear Mr. Humphrey:

Please find our responses to the comments, dated March 27, 2008, of the staff of the Securities and Exchange Commission on the above-referenced filing for R.R. Donnelley & Sons Company (the “Company”). As requested, we have attempted to be as detailed as necessary in each of our responses with supplemental information provided as requested and as necessary to help explain the nature of our disclosures. For the staff’s convenience, we have included the staff’s original comment prior to each of our responses.

Management’s Discussion and Analysis

Capital Resources, page 43

1.	At the end of this section, you state that your liquidity has remained strong throughout the ongoing credit market turmoil. In light of this assertion, please clarify the following disclosures with respect to your liquidity and capital resources:

•

You state that approximately $1.3 billion was available under your committed credit facilities at December 31, 2007. Please clarify whether or not the full amount is available for borrowing under the most restrictive of your financial covenants regarding interest coverage and maximum leverage.

•

You state that your $2.0 billion credit facility has a maturity date of January 8, 2012, which indicates that such credit facility is long-term in nature. However, you refer to short-term LIBOR based borrowings. Please further explain the nature of these LIBOR based borrowings.

•

You state there were $400.0 million of borrowings under your $2.0 billion credit facility at December 31, 2007. According to the disclosures in Note 13 to your consolidated financial statements, these borrowings are classified as current and had original maturities ranging from six months to one year. This disclosure appears inconsistent with your description of the related credit facility as a five-year facility. Please explain.

Mr. David R. Humphrey

Securities and Exchange Commission

April 10, 2008

Response:

The Company believes each of the referenced disclosures was appropriate. Additional clarifying information for each of these disclosures is provided below:

•

The Company is subject to financial covenants requiring a minimum interest coverage ratio and a maximum leverage ratio. Based on the Company’s financial results for the twelve months ended December 31, 2007, the Company would not be in violation of the most restrictive of these financial covenants if it were to borrow the full amount of $1.3 billion available under the committed credit facilities at December 31, 2007.

•

The Company’s $2.0 billion credit facility is a committed revolving facility that has a maturity date of January 8, 2012. The Company has the ability to request individual borrowings with variable maturities ranging from overnight to January 8, 2012. The LIBOR based borrowings are a type of advance available under this revolving credit facility. In August 2007, the Company borrowed $400.0 million in aggregate with individual advances having maturities ranging from six months to one year under this revolving credit facility.

•

As noted above, the Company’s $2.0 billion credit facility is a committed revolving facility that has a maturity date of January 8, 2012. In August 2007, the Company borrowed $400.0 million in aggregate with individual advances having maturities ranging from six months to one year under this revolving credit facility. As these borrowings have maturities within the next twelve months, they were classified as current liabilities.

Consolidated Financial Statements

Note 2—Acquisitions

2006 Acquisition, page F-11

2.	Please explain to us why you have not finalized the recorded liability for tax contingencies associated with your acquisition of OfficeTiger on April 27, 2006, and how such allocation period is in compliance with the definition of “allocation period” contained in the glossary of SFAS 141.

Response:

The Company has not finalized the recorded liability for certain tax contingencies resulting from its acquisition of OfficeTiger because the Company is still seeking certain key documentation from the sellers. While various documents were obtained which allowed the Company to make an initial estimate of these tax exposures within one year of the acquisition date, certain key documents requested multiple times of the sellers were not yet provided.

In connection with its purchase agreement for OfficeTiger, the Company has asserted indemnity claims to recover reimbursement for the aforementioned liabilities from the sellers. The Company is in ongoing discussions with the sellers, but has not yet received the documentation necessary to finalize these liabilities.

Mr. David R. Humphrey

Securities and Exchange Commission

April 10, 2008

The Company believes it is in compliance with the definition of “allocation period” contained in the glossary of Statement of Financial Accounting Standards No. 141 (“SFAS 141”). Per appendix F of SFAS 141, allocation period is defined as the period that is required to identify and measure the fair value of the assets acquired and the liabilities assumed in a business combination. The allocation period ends when the acquiring entity is no longer waiting for information that it has arranged to obtain and that is known to be available or obtainable.

In this case, the Company has taken action to obtain from the sellers the information necessary to finalize the value of these acquired tax contingency liabilities, and the Company expects to receive this documentation in conjunction with its ongoing discussions. Therefore, management believes the allocation period with respect to these contingencies has not concluded.

Note 4 – Restructuring and Impairment Costs

3.	We note your disclosure here references the use of an independent appraiser as part of your annual impairment analysis. Please note that third parties relied upon for valuation are considered “experts” under Item 601 of Regulation S-K, and as such you must name the experts and file consent for use of their name in any registration statement into which these financial statements appear or are incorporated by reference. Therefore, in future filings, please either remove the reference to independent third party appraisers or name the experts and file their consent under Exhibit 23. Please note that, if you incorporate your 2007 Form 10-K by reference in the future, it must be amended either to exclude the reference to the experts or to name such experts.

Response:

In future filings, we will either remove the reference to independent third-party appraisers or name the experts and file their consent under Exhibit 23.

As requested in your letter, we hereby acknowledge that R.R. Donnelley & Sons Company is responsible for the adequacy and accuracy of the disclosure in our filings and that the staff’s comments, or changes to disclosure in response to the staff’s comments, do not foreclose the Securities and Exchange Commission from taking any action with respect to our filings. Furthermore, we acknowledge that R.R. Donnelley & Sons Company may not assert the staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under federal securities laws of the United States.

Mr. David R. Humphrey

Securities and Exchange Commission

April 10, 2008

If any of our responses require further explanation, please do not hesitate to contact me at (312) 326-8353. You may alternatively contact Andrew B. Coxhead, Senior Vice President and Corporate Controller, at (312) 326-7640, or Suzanne S. Bettman, Executive Vice President and General Counsel, at (312) 326-8233.

Sincerely,

/s/ Miles W. McHugh
Miles W. McHugh
Executive Vice President and Chief Financial Officer
R.R. Donnelley & Sons Company

cc: Ms. Amy Geddes, Securities and Exchange Commission